                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Sohu.com Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   83408W 10 3
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                                 (CUSIP Number)

                                Scott D. Clemens
                                Baker & McKenzie
                           14th Floor, Hutchison House
                           10 Harcourt Road, Hong Kong
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 11, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83408W 10 3             Schedule 13D/A              Page 2 of 11 pages


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          1. Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (Entities Only).

             Hong Kong Jade Bird Science and Technology Limited
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          2. Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)
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          3. SEC Use Only
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          4. Source of Funds (See Instructions)
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          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
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          6. Citizenship or Place of Organization

             Hong Kong
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CUSIP No. 83408W 10 3             Schedule 13D/A              Page 3 of 11 pages


--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
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                7. Sole Voting Power

                   0
          ----------------------------------------------------------------------
                8. Shared Voting Power

                   0
          ----------------------------------------------------------------------
                9. Sole Dispositive Power

                   0
          ----------------------------------------------------------------------
               10. Shared Dispositive Power

                   0
--------------------------------------------------------------------------------

          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              0
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
--------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)

              0%
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          14. Type of Reporting Person (See Instructions)

              CO
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
CUSIP No. 83408W 10 3             Schedule 13D/A              Page 4 of 11 pages


Hong Kong Jade Bird Science and Technology Limited (the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on April 23, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 21, 2001, with respect to the Common Stock (the "Common Stock") of Sohu.com Inc. (the "Issuer").

Item 2. Identity and Background

(a) Name of Person Filing:

Hong Kong Jade Bird Science and Technology Limited (the "Reporting Person"). The Reporting Person is a wholly-owned subsidiary of Beijing Beida Jade Bird Limited, a company organized under the laws of the People's Republic of China ("Beijing Beida").

(b) Address of Principal Business Office:

Unit 02, 7th Floor, Asia Pacific Center
8 Wyndham Street
Central, Hong Kong

(c) Principal Business:

The principal business of the Reporting Person is investment holding.

(d) Criminal Proceedings:

During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person or Beijing Beida has been convicted in any criminal proceeding.

(e) Civil Proceedings:

During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person or Beijing Beida has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Place of Organization:

Hong Kong

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. Attached hereto as Appendix B is information required by this Item 2 with respect to the executive officers and directors of Beijing Beida.

CUSIP No. 83408W 10 3             Schedule 13D/A              Page 5 of 11 pages


Item 5. Interest in Securities of the Issuer

(a) Amount Beneficially Owned:  0
    Percent of Class:  0%

(b) Sole power to vote, direct the vote of, dispose of, or direct the disposition of shares: 0
    Shared power to vote, direct the vote of, dispose of, or direct the disposition of shares: 0

(c) Recent Transactions:

The Reporting Person sold 6,720,386 shares of Common Stock at a price of $1.65 per share on October 11, 2002, pursuant to a Prospectus forming a part of a Registration Statement on Form S-3 effective under the Securities Act of 1933.

(d) Rights with Respect to Dividends or Sales Proceeds:

Not Applicable.

(e) Date of Cessation of Five Percent Beneficial Ownership:

October 11, 2002

CUSIP No. 83408W 10 3             Schedule 13D/A              Page 6 of 11 pages


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 6, 2002

                                             HONG KONG JADE BIRD SCIENCE AND
                                             TECHNOLOGY LIMITED

                                             By:  /s/  Zhang Wan Zhong
                                                ------------------------
                                                 Zhang Wan Zhong
                                                 Director

CUSIP No. 83408W 10 3             Schedule 13D/A             Page 7 of 11 pages


                                   APPENDIX A


 Executive Officers and Directors of Hong Kong Jade Bird Science and Technology
                                    Limited


The following is a list of all Executive Officers and Directors of Hong Kong Jade Bird Science and Technology Limited and certain other information with respect to each Executive Officer and Director. All Executive Officers and Directors are citizens of the People's Republic of China.

Name and Title                            Principal Occupation and Business Address
Xu Zhen Dong                              Chief Executive Officer and Director
Chief Executive Officer and Director      Hong Kong Jade Bird Science and Technology Limited
                                          Unit 02, 7th Floor, Asia Pacific Center
                                          8 Wyndham Street
                                          Central, Hong Kong

                                          President and Director
                                          Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China


Xu Zhi Xiang                              Executive President
Director                                  Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Ni Jin Lei                                Vice President
Director                                  Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Zhang Wan Zhong                           Director
Director                                  Hong Kong Jade Bird Science and Technology Limited
                                          Unit 02, 7th Floor, Asia Pacific Center
                                          8 Wyndham Street
                                          Central, Hong Kong

                                          Vice President
                                          Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Wong King King                            Vice President
Director                                  Infocast Limited
                                          20th Floor, Western Harbour Centre
                                          181 - 183 Connaught Road West
                                          Hong Kong

CUSIP No. 83408W 10 3             Schedule 13D/A              Page 8 of 11 pages


                                   APPENDIX B

       Executive Officers and Directors of Beijing Beida Jade Bird Limited

The following is a list of all Executive Officers and Directors of Beijing Beida Jade Bird Limited and certain other information with respect to each Executive Officer and Director. All Executive Officers and Directors are citizens of the People's Republic of China.

Name and Title                            Principal Occupation and Business Address
Xu Zhen Dong                              President and Director
President and Director                    Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

                                          Chief Executive Officer and Director
                                          Hong Kong Jade Bird Science and Technology Limited
                                          Unit 02, 7th Floor, Asia Pacific Center
                                          8 Wyndham Street
                                          Central, Hong Kong

Xu Zhi Xiang                              Executive President
Executive President                       Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Chen Zhong                                Chief Technology Officer and Director
Chief Technology Officer and Director     Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Fan Yi Min                                Chief Operating Officer
Chief Operating Officer                   Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Liu Yong Jin                              Senior Vice President
Senior Vice President                     Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

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CUSIP No. 83408W 10 3             Schedule 13D/A              Page 9 of 11 pages


Name and Title                            Principal Occupation and Business Address
Zhang Yong Li                             Senior Vice President
Senior Vice President                     Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Zhou Yan Jun                              Senior Vice President
Senior Vice President                     Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Xu Er Hui                                 Senior Vice President
Senior Vice President                     Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Hou Qi                                    Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Zhang Wan Zhong                           Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

                                          Director
                                          Hong Kong Jade Bird Science and Technology Limited
                                          Unit 02, 7th Floor, Asia Pacific Center
                                          8 Wyndham Street
                                          Central, Hong Kong

Miao Li                                   Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Liu Yue                                   Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

CUSIP No. 83408W 10 3             Schedule 13D/A             Page 10 of 11 pages


Name and Title                            Principal Occupation and Business Address
Ni Jin Lei                                Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Chen Shu Xin                              Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Xiang Lei                                 Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Zhang Jian Buo                            Vice President
Vice President                            Beijing Beida Jade Bird Limited
                                          14th Floor, Beida Pacific Science and Technology Center
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Yang Fu Qing                              Professor
Chairman of the Board                     Beijing University
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Xing Huan Lou                             Chief Executive Officer and Director
Vice Chairman of the Board                Beijing International Electricity Development Investment Company
                                          Tianyin Plaza, A2 South Fuxingmen Street
                                          Xicheng District, Beijing
                                          People's Republic of China

Peng Xi Zhong                             Chairman of the Board
Vice Chairman of the Board                Beijing Da Xing Industrial Development Zone Development
                                          Management Company
                                          East Kangzhuang Crossing
                                          Daxing County, Beijing
                                          People's Republic of China

Wang Yang Yuan                            Professor
Director                                  Beijing University
                                          Haidian District, Beijing 100080
                                          People's Republic of China

CUSIP No. 83408W 10 3             Schedule 13D/A             Page 11 of 11 pages


Name and Title                            Principal Occupation and Business Address
Yang Yu Lu                                Vice President
Director                                  Beijing Integrated Investment Company
                                          44 Exhibition Center Road
                                          Xicheng District, Beijing
                                          People's Republic of China

Li Ping Fang                              Office of Commercial Operations
Director                                  Beijing University
                                          Haidian District, Beijing 100080
                                          People's Republic of China

Cai Lian Jun                              President
Director                                  Beijing Da Xing Industrial Development Zone Development
                                          Management Company
                                          East Kangzhuang Crossing
                                          Daxing County, Beijing
                                          People's Republic of China

Wang Jian Hua                             President
Director                                  Beijing Zhong Xie Tian Di Investment Company Limited
                                          21 Andingmenwai Street
                                          Dongcheng District, Beijing
                                          People's Republic of China

Zhang Li                                  Manager, Division of Investments
Director                                  Beijing Integrated Investment Company
                                          44 Exhibition Center Road
                                          Xicheng District, Beijing
                                          People's Republic of China

Wei Dong                                  Chairman of the Board
Director                                  Yong Jin Group
                                          Fujia Economic Development Zone
                                          Xiaozheng Town, Qingpu County, Shanghai
                                          People's Republic of China